UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Check-Cap Ltd.

Check-Cap Announces Results of 2016 Annual General Meeting

Check-Cap Ltd. (the "Company") announces the results of its 2016 Annual General Meeting of Shareholders (the "Meeting") held on December 22, 2016, at the Company's offices located at Check-Cap Building, Aba Hushi Av., Isfiya, Mt. Carmel, 30090, P.O. Box 1271, Israel.

At the Meeting, the Company's shareholders duly approved and adopted the following proposals:

1.
The re-election of five directors to serve as members of the Company's Board of Directors (in addition to the two external directors under Israeli law), until the Company's next annual general meeting of shareholders.

2.	The compensation to be paid to each of the re-elected non-employee directors (other than the Chairman of the Board of Directors and the external directors under Israeli law).

3.
The reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditor for the year ending December 31, 2016 and for such additional period until the Company's next annual general meeting.

4.	The payment to the Company's Chief Executive Officer of the discretionary component of the pro-rated annual bonus for the year ended December 31, 2015.

5.	The payment to the Company's Chief Technology Officer (who served as a director until December 2015) of the discretionary component of the annual bonus for the year ended December 31, 2015.

All the foregoing proposals have been fully described in the Company's Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 23, 2016. Only shareholders of record at the close of business on November 21, 2016 were entitled to vote at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: December 22, 2016